EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE: EQNR), DNB has on 15 April 2019 purchased 515,865 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 196.32 per share.

Before distribution to the employees, the Share saving plan has 8,020,932 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.